UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                  Under the Securities and Exchange Act of 1934
                               (Amendment No. 6)*

                         Casual Male Retail Group, Inc.
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                                (Name of Issuer)

                     Common Stock, $0.01 par value per share
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                         (Title of Class of Securities)

                                    148711104
         --------------------------------------------------------------
                                 (CUSIP Number)

                         Chilton Investment Company, LLC
                        1266 East Main Street, 7th Floor
                               Stamford, CT 06902
                                 (203) 352-4000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                November 27, 2007
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 148711104               SCHEDULE 13D        Page 2 of 4 Pages
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1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

     Chilton Investment Company, LLC
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) |_| (b) |X|


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3    SEC USE ONLY


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4    SOURCE OF FUNDS

     AF, OO
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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)

     |_|
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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
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                7     SOLE VOTING POWER

                      8,879,099
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  NUMBER OF     8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY            0
    EACH        ----------------------------------------------------------------
  REPORTING     9     SOLE DISPOSITIVE POWER
   PERSON
    WITH              8,879,099

                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER


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11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        8,879,099
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12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES


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13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        21.3%
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14     TYPE OF REPORTING PERSON (See Instructions)

       IA
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

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CUSIP No. 148711104                SCHEDULE 13D        Page 3 of 4 Pages
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ITEM 1.     Security and Issuer.

      Pursuant to Rule 13d-2(b) of Regulation 13D-G under the Securities Exchange Act of 1934, as amended, the Schedule 13G initially filed on November 10, 2005, by Chilton Investment Company, LLC (the "Reporting Person") with respect to the Common Stock, $0.01 par value (the "Common Stock"), of Casual Male Retail Group, Inc., a Delaware corporation (the "Schedule 13G"), as amended by Amendment No. 1 to the Schedule 13G filed on February 14, 2006, replaced by the Schedule 13D filed on May 9, 2006 (the "Schedule 13D"), as amended by Amendment No.1 to the Schedule 13D filed on June 9, 2006, Amendment No. 2 to the
Schedule 13D filed on June 29, 2006, Amendment No. 3 to the 13D filed on April 13, 2006 and Amendment No. 4 to the 13D filed on July 19, 2007, replaced by Amendment No. 2 to the Schedule 13G filed on July 20, 2007, and replaced by Amendment No. 5 to the Schedule 13D filed on October 23, 2007, is hereby amended by this Amendment No. 6 to the Schedule 13D to report a change in beneficial ownership. The Schedule 13D is amended as follows:

ITEM 5.     Interest in Securities of the Issuer.

            Item 5(a) is hereby supplemented by the addition of the following:

            (a) As of the date hereof, the Reporting Person is deemed to be the beneficial owner (through its control of the Client Accounts) of 8,879,099 shares representing 21.3% of the Issuer's Common Stock. The foregoing calculations are based on 41,561,080 shares of Common Stock issued and outstanding as of August 17, 2007 according to publicly available filings of the Issuer.

            Item 5(c) is hereby supplemented by the addition of the following:

            (b) The number of shares and the price per share of all transactions effected by the Reporting Person since the most recent filing of the Schedule 13D:

      o On October 22, 2007, 2,700 shares of Common Stock were purchased through Credit Suisse at a price per share of $7.4352.
      o On October 22, 2007, 97,300 shares of Common Stock were purchased through Susquehanna at a price per share of $7.5000.
      o On October 23, 2007, 8,712 shares of Common Stock were purchased through Credit Suisse at a price per share of $7.4700.
      o On October 23, 2007, 51,288 shares of Common Stock were purchased through Susquehanna at a price per share of $7.5000.
      o On October 24, 2007, 1,739 shares of Common Stock were sold through Credit Suisse at a price per share of $7.4730.
      o On October 25, 2007, 50,000 shares of Common Stock were purchased through Susquehanna at a price per share of $8.1047.
      o On November 6, 2007, 25,012 shares of Common Stock were purchased through Lehman Brothers at a price per share of $7.5977.
      o On November 6, 2007, 50,000 shares of Common Stock were purchased through Susquehanna at a price per share of $7.6000.

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CUSIP No. 148711104                SCHEDULE 13D        Page 4 of 4 Pages
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      o     On November 6, 2007, 26,823 shares of Common Stock were purchased through Lehman Brothers at a price per share of $7.6573.
      o     On November 7, 2007, 663 shares of Common Stock were purchased through Bank of America at a price per share of $7.4202.
      o On November 8, 2007, 13,200 shares of Common Stock were purchased through Liquidnet at a price per share of $7.1650.
      o On November 8, 2007, 21,800 shares of Common Stock were purchased through Credit Suisse at a price per share of $6.9971.
      o On November 8, 2007, 45,000 shares of Common Stock were purchased through Susquehanna at a price per share of $7.1025.
      o On November 9, 2007, 14,700 shares of Common Stock were purchased through ITG Channel at a price per share of $6.9350.
      o On November 9, 2007, 15,293 shares of Common Stock were purchased through Lehman Brothers at a price per share of $7.0984.
      o On November 14, 2007, 23,207 shares of Common Stock were purchased through JP Morgan at a price per share of $7.4991.
      o On November 20, 2007, 20,000 shares of Common Stock were purchased through Liquidnet at a price per share of $7.1100.
      o On November 20, 2007, 2,500 shares of Common Stock were purchased through Credit Suisse at a price per share of $7.0952.
      o On November 27, 2007, 91,977 shares of Common Stock were purchased through Lehman Brothers at a price per share of $7.1183.
      o On November 27, 2007, 25,500 shares of Common Stock were purchased through Liquidnet at a price per share of $6.9044.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2007

                                    Chilton Investment Company, LLC


                                    By:   /s/ James Steinthal
                                       -----------------------------------------
                                       James Steinthal
                                       Managing Director